Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE June 24, 2015
CANADIAN ZINC REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS •Corporate Review and Update by Chairman

Vancouver, British Columbia, June 24, 2015 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) announces the results of its 2015 annual general meeting of shareholders (the "Meeting") held in Vancouver, British Columbia on June 23, 2015.

At the meeting, John F. Kearney, Chairman and Chief Executive Officer, provided shareholders with an update on the Company’s activities in 2015, noting the significant progress that has been made on the Prairie Creek optimization projects over the past year and the very encouraging results from the ongoing underground exploration drilling program at Prairie Creek.

The following are selected extracts from the Chairman’s remarks. The full text of the presentation is posted on the Company’s website at www.canadianzinc.com.

“Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to complete ongoing optimization, planning and engineering for incorporation into feasibility studies to secure the necessary capital financing to put the project into production. Very considerable progress has been made and specifically over the past three years.

Optimization 2014/2015

The Preliminary Feasibility Study (“PFS”), completed by SNC-Lavalin in 2012, projected a mining rate of 1,400 tonnes per day, with mill throughput, after dense media separation, of 1,000 tonnes per day, to produce an average annual output of approximately 60,000 tonnes of zinc concentrates and 60,000 tonnes of lead concentrates, containing approximately 76 million pounds of zinc, 90 million pounds of lead and 2.2 million ounces of silver per year, for a projected mine life of 11 years.

Importantly, the PFS included a number of recommendations for further work and studies to optimize the Prairie Creek Project. In order to address the recommendations of the PFS, and move the Prairie Creek Project towards full feasibility for financing, Canadian Zinc embarked on a series of optimization projects in late 2013, which continued throughout 2014 and into 2015.

The main objectives have been to improve the project economics by increasing the mine life; defining, with feasibility level accuracy, the capital cost required to place the mine into production; refining the projected costs to operate the mine; and developing a detailed transportation plan and marketing strategy for all of the Prairie Creek concentrate production. Notable progress has been made on all of these items over the past year.

New Block Model and Mine Plan Developed

During 2014, the Company engaged AMC Mining Consultants (“AMC”) to undertake an underground optimization study of the mine with a view to reducing the initial cost of mine development, improving the mining methods, minimize mine operating costs and incorporate results of recent exploration drilling programs into an updated mineral resource estimate.

AMC completed a geotechnical analysis of the existing underground workings and concluded that longhole stoping methods were a viable and preferable mining method for the project. The longhole stoping is expected to reduce operating costs and increase mine productivity when compared to the cut and fill method proposed in the PFS from 2012.

New Mineral Resource Estimate

A new mineral resource estimate, completed by AMC in March 2015, demonstrated an increase in overall resource tonnages in the Indicated and the Inferred categories.

Total Measured and Indicated Resource tonnages increased by 21% to 6.5 million tonnes at combined grade of approximately 20% Pb and Zn with approximately 150 g/t Ag. Total Inferred Resource tonnages increased by 13% to 7.1 M tonnes grading 9.6% Pb, 11.7% Zn, and 177 g/t Ag.

The new updated estimate, with increases in both the vein and stockwork tonnages in the indicated category, will increase the life-of-mine potential compared to the 2012 resource estimate.

Underground Exploration Program

Over the past six months Canadian Zinc has been carrying out an underground diamond drill program at the Prairie Creek Mine with the objective of increasing the life of the mine by converting part of the currently Inferred Resource to an Indicated category, all as recommended by the 2012 PFS.

The drilling program of about 6,000 metres of diamond drill coring over 21 holes is being carried out on four, 50-metre sections from three existing diamond drill stations. To date, CZN has completed over 5,000 metres of core drilling in 19 holes from 3 stations. The underground drilling program is scheduled to continue to the end of June 2015; following which the new geological data will be incorporated into a newly interpreted geological block model.

The results to date have been very encouraging, with all holes intercepting significant Main Quartz Vein and Stockwork mineralization, with some excellent grades and widths. Recent drilling has discovered a new previously unknown quartz vein fault structure about 75 metres into the footwall of the Main Quartz Vein which graded 19.8% Zn; 8.3% Pb and 150 g/t Ag across an estimated true width of 5.4 metres, and has now also been intercepted in a second hole about 95 metres to the west of MQV structure. As  previously  reported,  drilling  in  2015  to  date  has  also returned  multiple  intercepts  of  Stockwork mineralization which occur mostly outside, but adjacent to, the calculated Indicated Resource.

One recent spectacular hole, PCU-15-65, first intersected the MQV grading 22.7% Zn; 4.9% Pb and 164 g/t Ag across 1.2 metres. It then intersected multiple intercepts of stockwork, one of which graded 32.7% Zn; 24.7% Pb and 311g/t Ag across 2.4 metres, and further down another graded 38.1% Zn; 9.5% Pb and 381 g/t Ag across 1.5 metres. Then that same hole intersected the new second quartz vein grading 13.8% Zn; 4.6% Pb and 92g/t Ag across 2.9 metres of estimated true width. (For detailed drilling results please see the Company’s press releases dated May 5, 2015; June 9, 2015 and June 23, 2015)

Prairie Creek Permitting

In June 2015, the Mackenzie Valley Land and Water Board approved the Company’s application that the Type “A” Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule and also approved the Company’s applications for amendments to the timing schedules of the various reclamation security deposits to be provided under the Water Licence and the Land Use Permit.

Security deposits totaling $1.55 million will now be paid in September 2015, with the balance of reclamation security deposits to be paid prior to commencement of production.

OUTLOOK

Canadian Zinc’s focus for 2015 is and will be to continue to advance the Prairie Creek Mine towards production.

The current underground diamond drilling program will be completed at the end of June.

The results of this drill program, which to date have been very encouraging, will then be incorporated into another updated mineral resource estimate, which will in turn be converted into an updated mineral reserve and revised mine plan, which will then be incorporated in a new economic model for the Prairie Creek Mine.

Re-examination of the capital costs for the construction and installation of new facilities and equipment, and the integration of such new facilities and equipment into the existing mine facilities, along with the refurbishment the existing facilities, will enable updating the estimate of capital costs to bring the Prairie Creek Mine into production.

The adoption of an all-season road, which would enable the transportation of both supplies and concentrates in smaller volumes spread throughout the year, has many financial implications, both in potential savings and lower finance costs but also in additional capital cost.

Discussions and negotiations will continue with a select group of smelters to obtain firm indications of off-take interest, for both lead and zinc concentrates from the Prairie Creek mine, including indications of expected treatment charges and penalties.

The new mineral reserve estimate, revised mine plan, modified process flow-sheet, expected treatment charges and penalties, and updated estimate of capital costs will form the basis of an updated preliminary feasibility study, which will also include evaluation of the integration of an all-season road into the Prairie Creek Project. The updated preliminary feasibility study will be completed later in 2015.

The Prairie Creek Mine will require substantial additional financing to complete development and construction.

From discussions and investigations to date, there is considerable interest on the part of financial and commodity institutions in the Prairie Creek project, particularly in the context of the positive outlook of the price of zinc. It has been indicated that the opportunity of raising bank debt financing for Prairie Creek would be enhanced with the production of a definitive or bankable feasibility study which would address all of the contingences in the required detail and help to manage or reduce the various risk factors.

Following completion of the updated preliminary feasibility study, the Company will consider the benefits of continuing to work towards completion of a definitive or bankable feasibility study which could support bank debt or other senior financing.

However the ability to raise any financing is impacted by conditions beyond the control of the Company, including prevailing commodity prices, continued uncertainty in the capital markets and the current lack of investor interest in the resource sector. These factors are currently negatively impacting Canadian Zinc’s share price.

This market uncertainty, with institutional investors continuing to avoid the name, and with what is perceived as the absence of “news”, despite the significant progress that has been made on the project, has, unfortunately, resulted in an ever declining share price, on small volumes, as retail investors exit the stock.

At June 30, 2015, the Company will have working capital of approximately $5 million and preservation of cash will be the top priority. We will stop the underground drilling program at the end of June and thereafter reduce site programs to a minimum. We will also implement further cost reduction measures all across the Company, including reductions in staff, corporate salaries and expenses and directors fees.

The long term outlook for lead and zinc remains very positive and Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the financing necessary to complete the development and put the Prairie Creek Mine into production, including recruiting senior management experienced in mine financing and development.

However it is not in the best interests of the Company or its shareholders to try to raise substantial financing at an inopportune time in the market and we do not intend to try to do so.”

MATTERS OF THE AGM

All of the director nominees set out in the management information circular dated May 6, 2015 were unanimously re-elected as directors by a show of hands, to serve until the next annual general meeting of shareholders or until their successors are elected or appointed. The detailed results of the proxies submitted for the vote on the election of directors are as follows:

	Votes For	Percentage of Votes For	Votes Withheld	Percentage of Votes Withheld
Brian A. Atkins	47,812,339	90.57	4,978,957	9.43
John F. Kearney	45,716,641	86.60	7,074,655	13.40
John A. MacPherson	46,569,759	88.21	6,221,537	11.79
Dave Nickerson	47,526,895	90.03	5,264,401	9.97
Alan B. Taylor	46,860,039	88.76	5,931,257	11.24

The shareholders voted in favour of all matters brought before the Meeting. The results of the other matters considered at the Meeting including the appointment of auditors are reported in the Report of Voting Results as filed on SEDAR on June 23 2015.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman & Chief Executive	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, 12th Floor Toronto, ON M5J 2W4	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Tollfree:1-866-688-2001	220 Bay Street, 12th Floor Toronto, ON M5J 2W4
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.